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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                  LABONE, INC.
                                (Name of Issuer)

                           Common Stock $.01 Par Value
                         (Title of Class of Securities)

                                  505 40 E 101
                                 (CUSIP Number)

                 John H. Calvert, 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 460-5807
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    03/07/99
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______

Check the following box if a fee is being paid with this statement. ______ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Lab Holdings, Inc.
          43-1039532

(2)     Check the Appropriate Box                       (a)   ______
          if a Member of a Group*                       (b)   ______

(3)     SEC Use Only

(4)     Source of funds*
          WC, BK

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)     Citizenship or Place of Organization
           Missouri

           Number of Shares        (7)     Sole Voting Power
           beneficially Owned                10,712,200
           by Each Reporting       (8)     Shared Voting Power
           Person With                          -0-
                                   (9)     Sole Dispositive Power
                                             10,712,200
                                   (10)    Shared Dispositive Power
                                                -0-

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
            10,712,200

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares*                                                   ______

(13)     Percent of Class Represented by Amount in  Row (11)
         80.5%

(14)     Type of Reporting Person*
                         CO, HC

*  See Instructions before Filling Out!



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Item 1.      Security and Issuer.

           This Amendment No. 6 ("Amendment No. 6") to Schedule 13D concerns the common stock par value $.01 per share ("Common Stock") of LabOne, Inc. ("LabOne") whose principal executive offices are at 10101 Renner Blvd., Lenexa, Kansas 66219. Amendment No. 6 amends an original report (the "Original Report") on Schedule 13D filed November 29, 1990 respecting Home Office Reference Laboratory, Inc., the former name of LabOne, as such Original Report has been amended by Amendment No. 1 to Schedule 13D, dated January 28, 1991 ("Amendment
No. 1"), Amendment No. 2 to Schedule 13D, dated February 17, 1992 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated December 2, 1993 ("Amendment No. 3"), Amendment No. 4 to Schedule 13 D, dated February 21, 1995 ("Amendment No. 4"), and Amendment No. 5 to Schedule 13D dated July 1, 1997 ("Amendment No. 5") (collectively, Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 are sometimes referred to as the "Prior Amendments").

Item 2.    Identity and Background.

           This report is filed by Lab Holdings, Inc. ("the Company") (formerly named Seafield Capital Corporation, which was formerly named BMA Corporation). The Company is a Missouri corporation. The address of its principal executive office is 5000 West 95th Street, Suite 260, P.O. Box 7568, Shawnee Mission, Kansas 66207. The Company is a holding company whose principal business is the management of its investment in LabOne. LabOne provides laboratory testing services on a world-wide basis for insurance risk appraisal, clinical use in the health care industry and employee screening for substance abuse.

         The Company and LabOne entered into an Agreement and Plan of Merger dated March 7, 1999 ("Merger Agreement"). A copy of the Merger Agreement and a description of the terms of the merger are contained in the Company's Form 8-K dated March 7, 1999, which information is incorporated herein by reference (the "Form 8-K").

         Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of the Company. Each person listed on Schedule 1 is a United States citizen.

         During the past five years, neither the Company, nor to its knowledge, any of the persons identified in Schedule 1 has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

         Stockholders of the Company will have their Lab Holdings shares split immediately before the merger into 1.50 shares of the survivor. Stockholders of LabOne, other than the

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Company,  will be entitled to elect to have each of their existing LabOne shares exchanged for one share of the survivor or $12.75 in cash or a combination of cash and shares. However, if the cash election shares exceed a cash limit of $16.6 million (approximately 50% of eligible shares) then the cash will be allocated on a pro rata basis among the cash election shares. The Merger Agreement is conditional upon the Company obtaining necessary financing to satisfy cash elections. The sources and amounts of funds necessary to satisfy the $16.6 million cash maximum include: (i) available cash held by the Company and LabOne; and (ii) financing to be obtained by the Company of the balance. Arrangements for obtaining the requisite financing have not been completed.

Item 4.     Purpose of the Transaction.

         The Company has entered into the Merger Agreement for a number of reasons, the principal ones of which are set forth in the Form 8-K and as follows:

         * LabOne is the Company's only remaining material asset other than cash, and the Merger will allow the Company's stockholders to hold their equity interests in LabOne directly rather than indirectly through the Company, thereby eliminating holding company management and administrative costs;

         * The merger will facilitate the use by LabOne of its stock as a currency in creating strategic relationships with business partners;

         *        The merger will position  LabOne to grow both  internally  and
                  through   acquisition,   and  will   enable  it  to   consider
                  transactions not feasible in the existing structure;

         * The merger should enable LabOne to effect pooling-of-interests transactions;

         *        By  consolidating   management,   the   merger   will  sharpen
                  management and investor focus;

         * The merger should increase LabOne's float and turnover, thereby creating the opportunity for increased Wall Street research coverage and investor interest;

         * The merger also comes at the right time since LabOne is now in the process of moving into new and larger facilities that provide it with the ability to handle larger volumes of testing services.

         Under the merger agreement LabOne is to be merged into the Company but the survivor's name will be changed to "LabOne, Inc." Management of the survivor will consist of the present LabOne management and the survivor's board will consist of nine of the present eleven member LabOne Board. Two new independent directors selected by the Company the Special Committee referred to in the Form 8-K will replace two positions now held by members of management, so that a majority of the board will consist of independent directors.


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At the effective  time of the merger it is also  anticipated  that an additional director will be added to the board of the survivor who will have experience with regard to LabOne's clinical testing services. Following the merger the dividend policy of the survivor will be decided by the new board of directors of the survivor.

         At the effective time of the merger the present corporate officers, directors and employees of the Company as listed on Schedule 1 will cease to continue in those offices and will hold no positions, offices or other employments with the survivor; provided that W. Thomas Grant II, the Chairman of the Board, President and Chief Executive Officer of LabOne, who is listed on
Schedule 1, will be the Chairman of the Board, President and Chief Executive Officer of the survivor.

         The effect of the merger will be to cause the common stock of LabOne, a Delaware corporation, to no longer be quoted on the National Market System of the NASDAQ Stock Market or to be registered under Section 12(g) of the Securities Exchange Act of 1934. However, the name, par value and number of authorized shares of Common Stock of the Company, as the surviving company, will be changed to that of LabOne. Accordingly, it is expected that the surviving company's shares will continue to be traded on the National Market System of the NASDAQ Stock Market under the name of "LabOne, Inc." and under the LABS trading symbol.

         The Company expects to file a registration statement under the Securities Act of 1933 to effect the merger and such registration statement is expected to provide additional information relating to the proposed merger.

         Except as noted above, or as provided in the Merger Agreement, the Company has no plans which may relate to or would result in any of the effects specified in Item 4 of Schedule 13D.

         Item 5.     Interest in Securities of the Issuer.

           (a), (b) and (c)

         At present and as previously reported in the Original Report and the Prior Amendments, the Company beneficially owns 10,712,200 shares of LabOne Common Stock. The Company has sole power to vote and dispose of all of such shares. The Company acquired all of said shares for investment purposes.

         The number of shares beneficially owned by the Company constitutes approximately 80.5% of LabOne's Outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). This percentage does not reflect shares subject to issue upon exercise of stock options and warrants presently outstanding and owned by persons other than the Company.





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           Certain of the  persons  named in Schedule 1 are known by the Company to beneficially own shares of LabOne Common Stock. To the Company's knowledge these shares were acquired by such persons solely for investment purposes and such persons have sole power to vote and dispose of such shares. The Company disclaims any beneficial ownership in any of such shares. The persons known to the Company to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

             Name                                      Number of Shares

       W. Thomas Grant II                                  81,596*
       Steven K. Fitzwater                                      5
      ---------------------
                  *        Includes  57,431 shares subject to outstanding  stock
                           options   which   are   presently    exercisable   or
                           exercisable within 60 days.

         No transaction in shares of LabOne Common Stock were effected during the past 60 days by the Company or, to its knowledge, any of the persons named in Schedule 1.

         (d) and (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None, other than as set forth in the Merger Agreement attached to the Form 8-K and incorporated by reference herein.

Item 7.     Exhibits.

         99.1 Agreement and Plan of Merger dated March 7, 1999 (Incorporated by reference from Exhibit 2 to the Company's Form 8-K filed March 8, 1999).















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         LAB HOLDINGS, INC.


         By: /s/ Steven K. Fitzwater
             Steven K. Fitzwater, Executive Vice President
             Chief Operating and Financial Officer and
             Secretary


         Date:    March 11, 1999






























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                                   SCHEDULE 1

         Directors of Lab Holdings, Inc.

         Name, Occupation and Business Address

Lan C. Bentsen
Executive Vice President of Frontera Resources (Oil & Gas)
3040 Post Oak Boulevard, Suite 730
Houston, Texas  77056

P. Anthony Jacobs, President and Chief Executive Officer
Lab Holdings, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

John H. Robinson, Jr., Managing Partner
Black & Veatch (design and construction)
11401 Lamar Avenue
Overland Park, Kansas  66211-1598

Steven K. Fitzwater, Executive Vice President,
Chief Operating and Financial Officer and Secretary
Lab Holdings, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207


          Executive Officers of Lab Holdings, Inc.

           Name,  Position and Business Address


P. Anthony Jacobs, President and Chief Executive Officer
Lab Holdings, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Steven K. Fitzwater, Executive Vice President,
Chief Operating  and Financial Officer and Secretary
Lab Holdings, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207



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Linda McCoy, Vice President, Chief Accounting Officer
Lab Holdings, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

W. Thomas Grant II, Chairman of the Board,
President and Chief Executive Officer of LabOne, Inc.1
10310 West 84th Terrace
Lenexa, Kansas 66214

























--------
  1 LabOne, Inc. is 80.5% owned by the Company. Effective February 13, 1998, the Company's board of directors designated W. Thomas Grant II as an Executive Officer of the Company because LabOne was determined to constitute a principal business unit of the Company. Mr. Grant became the Chairman of the Board, President and Chief Executive Officer of LabOne in October 1995. Mr. Grant is not a corporate officer of the Company. He was Chairman of the Board and Chief Executive Officer of the Company from May 1993 to September 1997. He had been President and Chief Executive Officer of the Company since 1986.

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                                            EXHIBIT INDEX


         99.1 Agreement and Plan of Merger dated March 7, 1999 (Incorporated by reference from Exhibit 2 to the Company's Form 8-K filed March 8, 1999).





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